FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2005

KERZNER INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

Coral Towers, Paradise Island, The Bahamas

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        X                                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                          No      X

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b): _________

This Current Report on Form 6-K is incorporated by reference into (i) the Registration Statement on Form F-3 filed on July 2, 2004, File No. 333-117110, (ii) the Registration Statement on Form

Exhibit Index is on page 5

F-3 filed on May 23, 2002, File No. 333-88854, (iii) Form S-8 filed on December 10, 2004, File No. 333-121164, (iv) Form S-8 filed on October 11, 2002, File No. 333-100522, (v) Form S-8 filed on December 7, 2000, File No. 333-51446 and (vi) Form S-8 filed on December 17, 1996, File No. 333-1540.

Restricted Stock Agreement, dated as of August 4, 2005, between Kerzner International Limited and Howard B. Kerzner

On August 4, 2005, Kerzner International Limited (NYSE: KZL) (the “Company”) entered into a Restricted Stock Agreement (the “Restricted Stock Agreement”) with its Chief Executive Officer, Howard B. (“Butch”) Kerzner. This long term arrangement with the Chief Executive Officer does not provide for vesting of any of the granted shares until 2009 at the earliest and postpones the vesting of the final tranche of granted shares until not earlier than 2011, except in limited circumstances that relate to a termination of Mr. Kerzner’s employment or the occurrence of a change of control of the Company. In addition, in all cases, the vesting of the granted shares is subject to achievement of specified target stock prices (other than in the event of a change of control, in which case the vesting is based upon a deal price above a threshold rather than the more customary automatic vesting of granted shares irrespective of price), as described in more detail below. The following is a brief description of certain material terms of the Restricted Stock Agreement. The following description is qualified in its entirety by reference to the actual Restricted Stock Agreement, which is filed as Exhibit 4.1 to this Form 6-K.

Pursuant to the Restricted Stock Agreement, Mr. Kerzner was granted 500,000 Ordinary Shares of the Company (the “Restricted Shares”) under the Company’s 2003 Stock Incentive Plan (the “2003 Plan”). Mr. Kerzner’s rights with respect to the Restricted Shares may become fully vested and non-forfeitable subject to the terms and conditions of the Restricted Stock Agreement. Prior to the vesting of Restricted Shares, such Restricted Shares will be subject to forfeiture to the Company and cannot be sold or otherwise transferred (other than in certain limited circumstances). In addition, prior to vesting, Restricted Shares must be voted by Mr. Kerzner in accordance with the recommendations of the Company’s Board of Directors or, in the event that the Board of Directors does not make a recommendation, in the same proportion as all other Ordinary Shares that have been voted.

Pursuant to the Restricted Stock Agreement, the Restricted Shares are divided into five tranches, each of 100,000 Restricted Shares. The vesting of each tranche of Restricted Shares is subject to a number of conditions, including the condition that the price per Ordinary Share must reach the target level applicable to that tranche and must remain at or above that level for a period of 30 consecutive trading days prior to vesting. The target price for each tranche is as follows:

Tranche	Target Price per Ordinary Share
First Tranche	$75

Second Tranche	$80
Third Tranche	$85
Fourth Tranche	$90
Fifth Tranche	$95

Subject to certain exceptions that apply in the event of a termination of Mr. Kerzner’s employment or in the event of a “change of control” of the Company (as defined in the Restricted Stock Agreement), the vesting of Restricted Shares cannot commence until February 15, 2009 (in the case of the first and second tranches), February 15, 2010 (in the case of the third and fourth tranches) and February 15, 2011 (in the case of the fifth tranche) and, in the event that any Restricted Shares remain unvested as of February 15, 2015, such Restricted Shares will be automatically forfeited.

In the event of a change of control of the Company, any Restricted Shares that have not previously vested or been forfeited may become vested pursuant to the formulas set forth in Section 7 of the Restricted Stock Agreement, which formulas relate to the price at which Ordinary Shares are sold in connection with the change of control or, if Ordinary Shares are not sold in connection with the change of control, the price per Ordinary Share at the time of the change of control. Any Restricted Shares that do not become vested in accordance with such formulas will be immediately forfeited at the time of the change of control.

Pursuant to the Restricted Stock Agreement, during Mr. Kerzner’s employment with the Company and for a period following termination of employment, as specified in the Restricted Stock Agreement, he is subject to certain covenants restricting his ability to compete with the Company and to solicit or hire employees and consultants of the Company. If Mr. Kerzner violates any such restrictive covenants, any Restricted Shares that have not previously vested will be immediately forfeited and the Company is entitled to seek specific performance of such restrictive covenants from a court of competent jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	August 5, 2005	KERZNER INTERNATIONAL LIMITED
		By:	/s/ Richard M. Levine
		Name:	Richard M. Levine
		Title:	Executive Vice President &
General Counsel

EXHIBIT LIST

Exhibit	Description

4.1	Restricted Stock Agreement, dated as of August 4, 2005, between Kerzner International Limited and Howard B. Kerzner